UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 38,568,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 38,568,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.16% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), (i) directly holds 33,956,524 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), and an equivalent number of membership units (“EEH Units”) of Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), which together are exchangeable for shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Earthstone and (ii) may be deemed to beneficially own 4,611,808 shares of Class A Common Stock pursuant to a Voting Agreement, dated as of May 9, 2017, by and among Earthstone, Bold, Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), and EnCap Investments L.P., a Delaware limited partnership (“EnCap Investments”), as amended by the First Amendment to the Voting Agreement, dated as of April 22, 2020, by and among Earthstone, Bold and EnCap Investments (the “Voting Agreement”), pursuant to which EnCap Investments and Bold have agreed not to vote any shares of Class A Common Stock or Class B Common Stock held by them in favor of certain actions in accordance with the terms of the Voting Agreement. The shares of Class B Common Stock covered by this item also may be deemed to be beneficially owned by EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), through its ownership of EnCap Investments, a party to the Voting Agreement. On May 19, 2017, Oak Valley was dissolved after filing a certificate of cancellation with the Delaware Secretary of State and, consequently, ceased to be a party to the Voting Agreement. The Class A Common Stock, Class B Common Stock and EEH Units are collectively referred to herein as “Securities.” Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.

(2)

This calculation is based on an assumed combined total of 76,886,867 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 30,210,749 shares of Class A Common Stock outstanding as of October 29, 2020, (b) assumes that 12,719,594 shares of Class A Common Stock were newly issued in connection with the closing of certain transactions pursuant to a Purchase and Sale Agreement by and between Earthstone, EEH, Independence Resources Holdings, LLC, a Delaware limited liability company, and Independence Resources Manager, LLC, a Delaware limited liability company, entered into on December 17, 2020 (the “PSA”), and (c) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 35,009,371 shares of Class B Common Stock outstanding on October 29, 2020.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund V, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person EnCap V-B Acquisitions, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person EnCap VI-B Acquisitions, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 4,611,808
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,611,808

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,611,808
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.74% (1)
14	Type of Reporting Person PN

(1)

This calculation is based on an assumed total of 42,930,343 shares of Class A Common Stock outstanding. This assumed combined total outstanding consists of (a) 30,210,749 shares of Class A Common Stock outstanding as of October 29, 2020 and (b) assumes that 12,719,594 shares of Class A Common Stock were newly issued in connection with the closing of certain transactions pursuant to the PSA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 38,568,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 38,568,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.16% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) owns 100% of the membership interests of Bold. Bold (i) directly holds 33,956,524 shares of Class B Common Stock and an equivalent number of EEH Units, which together are exchangeable for shares of Class A Common Stock and (ii) may be deemed to beneficially own 4,611,808 shares of Class A Common Stock pursuant to the Voting Agreement. See Footnote 1 on Page 1 above. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Bold. EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 76,886,867 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 30,210,749 shares of Class A Common Stock outstanding as of October 29, 2020, (b) assumes that 12,719,594 shares of Class A Common Stock were newly issued in connection with the closing of certain transactions pursuant to the PSA, and (c) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 35,009,371 shares of Class B Common Stock outstanding on October 29, 2020.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 38,568,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 38,568,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.16% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments, which is the general partner of EnCap Equity Fund V GP, L.P. (“EnCap Fund V GP”), EnCap Equity Fund VI GP, L.P. (“EnCap Fund VI GP”), EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund IX GP, L.P., each of which are the general partners of EnCap Energy Capital Fund V, L.P. (“EnCap Fund V”), EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”) and EnCap Fund IX, respectively. EnCap Fund IX owns 100% of the membership interests of Bold. Additionally, EnCap Fund VI GP is the general partner of EnCap Energy Capital Fund VI-B, L.P., which is the sole member of EnCap VI-B Acquisitions GP, LLC, which is the general partner of EnCap VI-B Acquisitions, L.P. (“EnCap Fund VI-B”). EnCap Fund V GP is also the general partner of EnCap Energy Capital Fund V-B, L.P., which is the sole member of EnCap V-B Acquisitions GP, LLC, which is the general partner of EnCap V-B Acquisitions, L.P. (“EnCap Fund V-B” and, together with EnCap Fund V, EnCap Fund VI, EnCap Fund VII, EnCap Fund IX and EnCap Fund VI-B, the “Class A Funds”). Therefore, EnCap Partners GP, through its indirect ownership of Bold and the Class A Funds, may be deemed to share the right to direct the disposition of the reported Securities. Further, EnCap Partners GP, through its ownership of EnCap Investments, may be deemed to beneficially own and share the right to direct the vote of the Securities pursuant to the Voting Agreement. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 76,886,867 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 30,210,749 shares of Class A Common Stock outstanding as of October 29, 2020, (b) assumes that 12,719,594 shares of Class A Common Stock were newly issued in connection with the closing of certain transactions pursuant to the PSA, and (c) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 35,009,371 shares of Class B Common Stock outstanding on October 29, 2020.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on May 27, 2014 (the “First Schedule 13D”) by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), as amended by Amendment No. 1 filed by Oak Valley on November 16, 2016 (the “Second Schedule 13D”), as further amended by Amendment No. 2 filed by Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), on June 1, 2018 (the “Third Schedule 13D”), as further amended by Amendment No. 3 filed by Bold on October 25, 2018 (the “Fourth Schedule 13D”), as further amended by Amendment No. 4 filed by Bold on October 30, 2019 (the “Fifth Schedule 13D”), and as further amended by Amendment No. 5 filed by Bold on December 23, 2020 (the “Sixth Schedule 13D” and, together with the First Schedule 13D, the Second Schedule 13D, the Third Schedule 13D, the Fourth Schedule 13D and the Fifth Schedule 13D, the “Original Schedule 13D” and, the Original Schedule 13D as further amended and supplemented by this Amendment, the “Schedule 13D”), and relates to the beneficial ownership of the shares of Class A common stock, $0.001 par value per share, of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being filed by Bold, EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”) and EnCap Energy Capital Fund IX, L.P., each a Texas limited partnership (“EnCap Fund IX” and, together with EnCap Fund VII, the “EnCap Funds”). Bold, the EnCap Funds and EnCap Partners GP (collectively, the “EnCap Entities”) are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The principal business of Bold is its investment in the securities of Earthstone. The principal business of each of the EnCap Funds is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds. The address of the principal office of the EnCap Entities is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

Information regarding the executive officers, managers or other control persons of Bold, the EnCap Funds and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i).	name;

(ii).	residence or business address;

(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv).	citizenship.

Other than as set forth on Schedule B attached hereto, during the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

See Item 4 below.

2017 Contribution

The shares of Class B common stock, $0.001 par value per share (the “Class B Common Stock”), of Earthstone that are beneficially owned by Bold to which this Schedule 13D relates were purchased by Bold at the 2017 Closing (as defined below) on May 9, 2017 for $36,071. Bold utilized cash for this purchase. No funds were expended in connection with the Bold Redemptions (as such term is defined below).

On May 9, 2017, Bold received 36,070,828 shares of Class B Common Stock in connection with the 2017 Closing of the transactions contemplated by the Contribution Agreement dated as of November 7, 2016, and as amended on March 21, 2017 (the “First Amendment,” and such Contribution Agreement, as amended by the First Amendment, the “2017 Contribution Agreement”), by and among Earthstone, Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), Lynden USA Inc., a Utah corporation and wholly owned subsidiary of Earthstone (“Lynden”), Lynden USA Operating, LLC, a Texas limited liability company and wholly owned subsidiary of Lynden, Bold and Bold Energy III LLC, a Texas limited liability company (“Bold Sub”).

Oak Valley Distribution

On May 16, 2017, Oak Valley made a pro rata distribution of the securities of Earthstone to all of its members (the “Distribution”). As a result of the Distribution, EnCap Fund VII received 4,611,808 shares of Class A Common Stock. No funds were expended in connection with the Distribution and following the Distribution, Oak Valley did not beneficially own any securities of Earthstone.

Item 4.	Purpose of Transaction.

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and the Reporting Persons intend to review on a continuing basis the investments in Earthstone by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of Earthstone or other financial instruments related to Earthstone or its securities (which may include rights or securities exercisable or convertible into securities of Earthstone) and/or sell or otherwise dispose of some or all of the Earthstone securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

The Reporting Persons intend to communicate with Earthstone’s management and board of directors about a broad range of operational and strategic matters and may communicate with other shareholders or third parties regarding the foregoing. The Reporting Persons may in the future formulate, consider, explore, develop or make plans or proposals regarding Earthstone or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a take private transaction. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to Earthstone, the foregoing is subject to change at any time.

2017 Contribution Agreement

On May 9, 2017, Earthstone closed certain transactions structured in a manner known as an “Up-C” (the “2017 Contribution”) under the 2017 Contribution Agreement. Earthstone, Bold and Bold Sub are each affiliates of funds controlled by EnCap Partners GP.

In connection with the closing of the transactions contemplated by the 2017 Contribution Agreement (the “2017 Closing”), (i) Earthstone recapitalized all of its common stock, $0.001 par value per share, into two classes – Class A Common Stock and Class B Common Stock, (ii) all of Earthstone’s existing outstanding Common Stock was converted into Class A Common Stock pursuant to the Third Amended and Restated Certificate of Incorporation of Earthstone, (iii) Bold purchased 36,070,828 shares of Class B Common Stock for nominal consideration, with the Class B Common Stock having no economic rights in Earthstone but having voting rights on a pari passu basis with the Class A Common Stock and (iv) EEH issued 16,423,849 membership interests of EEH (“EEH Units”) to Earthstone and 5,865,328 EEH Units to Lynden, or 22,289,177 EEH Units in the aggregate, and 36,070,828 EEH Units to Bold in exchange for each of Earthstone, Lynden and Bold transferring all of their assets to EEH. Each EEH Unit held by Bold, together with one share of Class B Common Stock issued to Bold, are convertible, at the holders’ election, into Class A Common Stock on a one-for-one basis. Upon the 2017 Closing, Earthstone began conducting the combined business activities through EEH, with Earthstone as its sole managing member.

2017 Registration Rights Agreement

At the 2017 Closing and as required by the 2017 Contribution Agreement, Earthstone entered into a Registration Rights Agreement (the “2017 Registration Rights Agreement”) with Bold pursuant to which Earthstone agreed to register, at its cost, with the U.S. Securities and Exchange Commission (the “Commission”), the resale of the Class A Common Stock to be issued to holders of EEH Units and Class B Common Stock (such holders, the “Selling Stockholders”) upon the exchange with Earthstone, subject to the terms and conditions set forth therein. Pursuant to the 2017 Registration Rights Agreement, Earthstone filed a shelf registration statement on Form S-3 (File No. 333-218277) with the Commission on May 26, 2017, which was declared effective on October 18, 2017. In addition, the Selling Stockholders have (i) the right to demand that Earthstone register shares of their Class A Common Stock for sale in registered underwritten offerings, subject to certain limitations, and (ii) piggyback rights to register shares of Class A Common Stock held by them for sale in other registered underwritten offerings of equity securities conducted by Earthstone.

Amended Voting Agreement

On May 9, 2017, in connection with the 2017 Closing, Earthstone, Bold, Oak Valley and EnCap Investments L.P., a Delaware limited partnership (“EnCap Investments” and collectively with Bold and Oak Valley, the “Stockholders”), entered into a voting agreement (the “Voting Agreement”), pursuant to which EnCap Investments, Oak Valley and Bold agreed not to vote any shares of Class A Common Stock or Class B Common Stock held by them in favor of any action, or take any action that would in any way alter the composition of Earthstone’s board of directors from its composition immediately following the 2017 Closing as long as the Voting Agreement is in effect, except in accordance with the Voting Agreement. Immediately following the 2017 Closing, Earthstone’s board of directors was increased to nine members from eight members, four of which were designated by EnCap Investments, three of which are independent (the “Independent Directors”), and two of which are members of Earthstone’s management, including Earthstone’s Chief Executive Officer (the “Earthstone Designated Directors” and, together with the Independent Directors, the “Non-EnCap Designated Directors”). On May 19, 2017, Oak Valley was dissolved after filing a certificate of cancellation with the Delaware Secretary of State and, consequently, ceased to be a party to the Voting Agreement.

On April 22, 2020, Earthstone, Bold and EnCap Investments entered into an amendment to the Voting Agreement (the Voting Agreement, as so amended, the “Amended Voting Agreement”), pursuant to which one of EnCap Investments’ designated directors did not seek re-election and Earthstone’s board of directors was reduced by one member effective at Earthstone’s 2020 Annual Meeting of Stockholders. Subject to the Waiver (as defined below), EnCap Investments shall continue to have the ability to designate four directors to Earthstone’s board of directors and in the event that Earthstone’s board of directors has less than four directors designated by EnCap Investments, EnCap Investments shall have the ability to request that the size of the Board be increased by one member and EnCap Investments shall have the ability to designate such additional member during the term of the Amended Voting Agreement.

At any time while the Amended Voting Agreement is in effect and during which EnCap Investments’ collective ownership of Earthstone exceeds 50% of the total issued and outstanding voting stock, EnCap Investments may remove and replace one Non-EnCap Designated Director. Any such removal and replacement will be conducted in accordance with the provisions of the certificate of incorporation and bylaws of Earthstone then in effect. The Amended Voting Agreement terminates on the earlier of (i) May 9, 2022 and (ii) the date upon which EnCap Investments, Oak Valley and Bold collectively own, of record and beneficially, less than 20% of Earthstone’s outstanding voting stock. As of May 16, 2017, Oak Valley did not hold any outstanding voting stock of Earthstone.

Oak Valley Distribution

On May 16, 2017, Oak Valley completed the Distribution. As a result of the Distribution, EnCap Fund VII received 4,611,808 shares of Class A Common Stock.

Bold Redemptions

On May 18, 2017, in connection with the 2017 Closing and in accordance with the Amended and Restated Limited Liability Company Agreement of Bold, dated as of May 9, 2017, Bold (a) redeemed (i) all of the Class B Units of Bold held by Bold Energy Management III LLC, a Texas limited liability company (“Bold Management”), in exchange for the distribution of 1,246,375 EEH Units and 1,246,375 shares of Class B Common Stock to Bold Management and (ii) all of the Class B Units of Bold held by Bold Energy Management Holdings III LLC, a Texas limited liability company (“Bold Management Holdings”), in exchange for the distribution of 217,929 EEH Units and 217,929 shares of Class B Common Stock to Bold Management Holdings and (b) following such redemption and distribution, canceled all of the outstanding Class B Units of Bold (the foregoing transactions, collectively, the “2017 Redemption”).

On June 1, 2018, Bold entered into a Redemption Agreement (the “Redemption Agreement”) with Bold Management. In connection with the closing of the transactions contemplated by the Redemption Agreement, Bold redeemed all of the Class C Units of Bold held by Bold Management in exchange for the distribution to Bold Management of 650,000 EEH Units and 650,000 shares of Class B Common Stock, and following such redemption Bold canceled all of the outstanding Class C Units of Bold (the foregoing transactions, collectively, the “2018 Redemption” and, together with the 2017 Redemption, the “Bold Redemptions”).

Purchase and Sale Agreement; Securities Purchase Agreement

On January 7, 2021, Earthstone, EEH, Independence Resources Holdings, LLC, a Delaware limited liability company (“IRH”), and Independence Resources Manager, LLC, a Delaware limited liability company (“IRM” and collectively with IRH, “Independence”), closed certain transactions pursuant to a Purchase and Sale Agreement entered into on December 17, 2020 (the “PSA”). Pursuant to the PSA, among other things, EEH acquired all of the issued and outstanding limited liability company interests in certain wholly owned subsidiaries of IRH and IRM (collectively, the “Acquisition”) for aggregate consideration consisting of the following, subject to certain adjustments: (i) an aggregate amount of cash from EEH equal to approximately $135.2 million and (ii) approximately 12.7 million shares of Class A Common Stock, which were newly issued to IRH.

On December 17, 2020, concurrently with the execution and delivery of the PSA, EnCap Energy Capital Fund V, L.P. (“EnCap Fund V”), EnCap V-B Acquisitions, L.P. (“EnCap Fund V-B”), EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”), EnCap VI-B Acquisitions, L.P. (“EnCap Fund VI-B” and, collectively with EnCap Fund V, EnCap Fund V-B and EnCap Fund VI, the “Sellers”) and IRH entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, immediately following the closing of the Acquisition (the “PSA Closing”), the Sellers sold to IRH the 638,744 shares of Class A Common Stock held directly by the Sellers in the aggregate at a purchase price of $3.99 per share (the “SPA Sale”). Upon completion of the SPA Sale, the Sellers no longer own any outstanding voting stock of Earthstone and have ceased to be Reporting Persons.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the actual Securities Purchase Agreement, a copy of which is filed as Exhibit 10.5 to this Amendment and incorporated herein by reference.

Warburg Voting Agreement and Waiver

On January 7, 2021, in connection with the PSA Closing, certain affiliates of Warburg Pincus, LLC (“Warburg”), the principal owners of Independence, EnCap Investments and Earthstone entered into a voting agreement (the “Warburg Voting Agreement”) containing provisions by which Warburg has the right to appoint one director to Earthstone’s board of directors. Warburg’s right to appoint one director will terminate when Warburg, in the aggregate, no longer owns: (i) 8% of the outstanding Class A Common Stock; or (ii) 10% or more of the outstanding Class A Common Stock as a result of a sale by Warburg. On January 7, 2021, in connection with the PSA Closing, EnCap Investments entered into a Waiver of Right to Appoint an Additional Director (the “Waiver”). Pursuant to the Waiver, EnCap Investments agreed (i) that Earthstone’s board of directors be increased by one member in lieu of a request it could make under the Amended Voting Agreement that the size of Earthstone’s board of directors be increased by one member and (ii) to waive its right to appoint a fourth director to Earthstone’s board of directors under the Amended Voting Agreement to fill the vacancy created by such increase in the size of Earthstone’s board of directors for so long as Warburg has the continuing right to appoint a director to Earthstone’s board of directors pursuant to the Warburg Voting Agreement. Upon the termination of the right of Warburg to designate a director under the Warburg Voting Agreement in accordance with its terms, the Waiver shall automatically and with no further action be terminated.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein. The Reporting Persons and the Warburg Entities comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 2 above.

(b) For purposes of Rule 13d-3 promulgated under the Exchange Act, EnCap Partners GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Class A Common Stock held by the EnCap Funds. The shares held by the EnCap Funds represent approximately 50.16% of the outstanding shares of Class A Common Stock (an assumed combined total of 76,886,867 shares of Class A Common Stock outstanding consisting of (a) 30,210,749 shares of Class A Common Stock outstanding as of October 29, 2020, (b) 12,719,594 shares of Class A Common Stock newly issued in connection with the PSA Closing, and (c) 33,956,524 shares of Class B Common Stock held by Bold, assuming that all of such shares of Class B Common Stock beneficially owned by Bold, along with an equivalent number of EEH Units (but no other shares of Class B Common Stock or EEH Units outstanding) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

By virtue of the mutual agreement to vote their voting stock for the election of the persons named in Earthstone’s proxy statement as its board of directors’ nominees for election as directors, and against any other nominees, the Reporting Persons may be deemed to be members of a “group” with Warburg. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock held of record by Warburg and the numbers of shares reported in the cover pages as shared voting power do not include those shares of Class A Common Stock. As of the date of this Amendment, the Reporting Persons are the record holders of an aggregate of 38,568,332 shares of Class A Common Stock and, to the knowledge of the Reporting Persons, Warburg is the record holder of approximately 13,238,110 shares of Class A Common Stock. In the aggregate any group formed thereby would beneficially own 51,806,442 shares of Class A Common Stock in the aggregate, or approximately 67.38% of Earthstone’s outstanding shares of Class A Common Stock (calculated on the basis of an assumed combined total of 76,886,867 shares of Class A Common Stock outstanding consisting of (a) 30,210,749 shares of Class A Common Stock outstanding as of October 29, 2020, (b) 12,719,594 shares of Class A Common Stock newly issued in connection with the PSA Closing, and (c) 33,956,524 shares of Class B Common Stock held by Bold, assuming that all of such shares of Class B Common Stock beneficially owned by Bold, along with an equivalent number of

EEH Units (but no other shares of Class B Common Stock or EEH Units outstanding) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B or Schedule C, attached hereto, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Earthstone, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Earthstone.

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit
1.1	Joint Filing Agreement dated January 11, 2021.

2.1	Contribution Agreement dated November 7, 2016, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on November 8, 2016).

2.2	First Amendment to the Contribution Agreement dated March 21, 2017 by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC, and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on March 23, 2017).

10.1	Registration Rights Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., Bold Energy Holdings, LLC and the other persons parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

Exhibit No.	Description of Exhibit
10.2	Voting Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., EnCap Investments L.P., Oak Valley Resources, LLC and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.3	First Amendment to the Voting Agreement dated April 22, 2020, by and among Earthstone Energy, Inc., EnCap Investments L.P. and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 24, 2020).

10.4	Redemption Agreement dated June 1, 2018, by and between Bold Energy Holdings, LLC and Bold Energy Management III LLC (incorporated by reference to Exhibit 10.3 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on June 18, 2018).

10.5	Securities Purchase Agreement dated December 17, 2020, by and among EnCap Energy Capital Fund V, L.P., EnCap V-B Acquisitions, L.P., EnCap Energy Capital Fund VI, L.P., EnCap VI-B Acquisitions, L.P. and Independence Resources Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on December 23, 2020).

10.6	Voting Agreement dated January 7, 2021, by and among Earthstone Energy, Inc., certain entities affiliated with Warburg Pincus & Company US, LLC and EnCap Investments L.P.

10.7	Waiver of Right to Appoint an Additional Director dated January 7, 2021, by EnCap Investments L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2021

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule A

CONTROL PERSONS OF BOLD

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Bold are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund IX, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of Bold Energy Holdings, LLC	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the Securities and Exchange Commission (“SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

B-1

Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. Except as indicated below, all members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

C-1